EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Dittybase Technologies Inc.

We consent to the use of our report dated May 20, 2005, with respect to the consolidated balance sheets of Dittybase Technologies Inc. as of December 31, 2004 and 2003 and the related consolidated statements of operations and deficit and cash flows for each of the years in the two-year period ended December 31, 2004, incorporated herein by reference. Our report dated March 20, 2005 contains an explanatory paragraph that states that the Corporation has suffered recurring losses from operations, a deficiency in operating cash flow and has a deficiency in working capital, all of which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ AMISANO HANSON

Chartered Accountants
Vancouver, Canada
October 13, 2005